SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)(1)

                             PLM INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    69341L106
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 4, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


--------
1        The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                     -----------------------------------
CUSIP No. 69341L106              13D           Page 2 of 7 Pages
------------------------                     -----------------------------------

================================================================================
      1              NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
      3              SEC USE ONLY

--------------------------------------------------------------------------------
      4              SOURCE OF FUNDS*
                              PF
--------------------------------------------------------------------------------
      5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                        / /
--------------------------------------------------------------------------------
      6              CITIZENSHIP OR PLACE OR ORGANIZATION

                              DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF                  7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                    1,125,900
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                   -------------------------------------------------------------
                             8          SHARED VOTING POWER

                                                 -0-
                   -------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER

                                                 1,125,900
                   -------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER

                                                 -0-
--------------------------------------------------------------------------------
      11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                              1,125,900
--------------------------------------------------------------------------------
      12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
      13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                12.3%
--------------------------------------------------------------------------------
      14             TYPE OF REPORTING PERSON*

                              PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                     -----------------------------------
CUSIP No. 69341L106              13D           Page 3 of 7 Pages
------------------------                     -----------------------------------


================================================================================
      1              NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
      2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
      3              SEC USE ONLY

--------------------------------------------------------------------------------
      4              SOURCE OF FUNDS*
                              00
--------------------------------------------------------------------------------
      5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                         / /
--------------------------------------------------------------------------------
      6              CITIZENSHIP OR PLACE OR ORGANIZATION

                              USA
--------------------------------------------------------------------------------
  NUMBER OF                  7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                    1,125,900
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                   -------------------------------------------------------------
                             8          SHARED VOTING POWER

                                                 - 0 -
                   -------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER

                                                 1,125,900
                   -------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER

                                                 - 0 -
--------------------------------------------------------------------------------
      11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                              1,125,900
--------------------------------------------------------------------------------
      12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
      13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 12.3%
--------------------------------------------------------------------------------
      14             TYPE OF REPORTING PERSON*

                              IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                     -----------------------------------
CUSIP No. 69341L106              13D           Page 4 of 7 Pages
------------------------                     -----------------------------------

         This constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 3 supplements the Schedule 13D as specifically set forth.

Item 3 is amended in its entirety to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 1,125,900 Shares of Common Stock owned by Steel Partners II is $5,670,413. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4 is amended in its entirety to read as follows:

Item 4.  Purpose of Transaction.

         The Reporting Persons purchased the Shares of the Issuer based on the Reporting Persons' belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable.

         The Reporting Persons have had discussions with the Issuer and intend to have future discussions with the Issuer about the business operations of the Issuer and ways to enhance stockholder value. The Reporting Persons intend to actively monitor efforts by management to increase stockholder value. The Reporting Persons may also in the future propose certain matters for consideration and approval by the Issuer's stockholders. The Reporting Persons may also decide in the future, should the Issuer's Shares continue to be undervalued, to propose a transaction with the Issuer whereby the Reporting Persons would seek to acquire control of the Issuer in a negotiated transaction or otherwise. Should the Issuer's Shares continue to be undervalued, the Reporting Persons also may seek in the future to have one or more of its representatives appointed to the Board of Directors of the Issuer, by agreement with the Issuer or otherwise, including by running its own slate of nominees at an annual or special meeting of the Issuer.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set

------------------------                     -----------------------------------
CUSIP No. 69341L106              13D           Page 5 of 7 Pages
------------------------                     -----------------------------------

forth herein or such as would occur upon completion of any of the actions discussed above. Steel Partners II intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4.

Items 5(a) and 5(c) are amended in their entirety to read as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 9,184,884 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997.

         As of the close of business on August 4, 1997, Steel Partners II beneficially owned 1,125,900 Shares of Common Stock, constituting approximately 12.3% of the Shares outstanding. Mr. Lichtenstein may be deemed to beneficially own all shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

         (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

------------------------                     -----------------------------------
CUSIP No. 69341L106              13D           Page 6 of 7 Pages
------------------------                     -----------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 5, 1997                      STEEL PARTNERS II, L.P.



                                           By: Steel Partners, L.L.C.
                                               General Partner


                                           By:/s/ Warren G. Lichtenstein
                                              --------------------------
                                              Warren G. Lichtenstein,
                                              Chief Executive Officer

                                             /s/ Warren G. Lichtenstein
                                             --------------------------
               `                                 WARREN G. LICHTENSTEIN

------------------------                     -----------------------------------
CUSIP No. 69341L106              13D           Page 7 of 7 Pages
------------------------                     -----------------------------------

                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days



   Shares of Common        Price Per                 Date of
   Stock Purchased            Share                  Purchase
   ---------------            -----                  --------

                             STEEL PARTNERS II, L.P.

      9,000                           5.76122                6/9/97

     35,900                           5.75560               6/10/97

     21,500                           5.79330               6/11/97

      6,100                           5.67000               6/13/97

     15,500                           5.81571               6/16/97

      3,300                           5.67000               6/23/97

      1,000                           5.67000                7/3/97

      8,500                           5.67000                7/7/97

      5,000                           5.60750                7/8/97

     13,500                           5.63759               7/21/97

      2,600                           5.63870               7/29/97

      5,900                           5.60750               7/31/97

      5,900                           5.62339                8/1/97

    232,400                           5.91500                8/4/97


                               WARREN LICHTENSTEIN

                                      None.